Exhibit B

                            AGREEMENT

     This Agreement is between C. Fredrick Safstrom and Diane M. Safstrom, as Sellers, and Craig G. Skotdal and Andrew P. Skotdal, as Buyers.

     Sellers presently are the beneficial owners of more than 87,000 shares of common stock of Cascade Financial Corporation (identified by its trading symbol, "CASB"). On June 5, 2001, Sellers agreed to sell to Buyers, and Buyers agreed to buy from Sellers, eighty-seven thousand (87,000) shares of common stock of CASB, all at a price of eight dollars and thirty-five cents ($8.35) per share.

     In fulfillment of that agreement, the parties commit promptly to take the following actions:

     1. Sellers are delivering to Buyers certificates representing 11,211 CASB shares, with stock powers duly endorsed to effect the transfer of those shares to Buyers, and in return Buyers are delivering to Sellers a check for $93,611.85.

     2. Sellers are instructing the custodian or trustee of their Individual Retirement Accounts (IRAs) that they maintain through their brokerage firm, McAdams Wright Ragen, to transfer to the Buyers 11,648 CASB shares from their IRAs upon receipt from Buyers of payment of $97,260.80.

     3. Sellers will deliver to Buyers immediately upon receipt from CASB's stock transfer agent the certificate representing the 64,141 CASB shares that Buyers purchased on May 31, 2001, by their exercise of an employee stock option. With that certificate, Sellers will deliver a stock power duly endorsed to effect the transfer of those shares to Buyers, and in return Buyers will deliver to Sellers a check for $535,577.35. Sellers have been informed today by CASB's stock transfer agent that it may be a week or two before that certificate is delivered to them.

     4. Sellers and Buyers further agree to provide all information, and execute and deliver all documents, and take whatever other steps may reasonably be necessary to fully effect the transfer of 87,000 CASB shares from Sellers to Buyers.

     5. All transfers to Buyers shall be documented as one half to Craig G. Skotdal, individually, and one-half to Andrew P. Skotdal, individually.

     Dated: June 6, 2001


/s/ C. Fredrick Safstrom                 /s/ Craig G. Skotdal
______________________________________   ______________________________________
C. Fredrick Safstrom, individually       Craig G. Skotdal
and as agent for his spouse, Diane M.
Safstrom                                 /s/ Andrew P. Skotdal
                                         ______________________________________
                                         Andrew P. Skotdal